SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   March 2006

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date March 3, 2006	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports Highlights and Financial Results for 2005
CALGARY, AB, March 3, 2006 — Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today reported its financial results for the year ended December 31, 2005.
“We are encouraged by the results we are observing and the progress we have made in both our preclinical and clinical programs,” said Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. “In 2005, we expanded our clinical program into the U.S., commenced our first co-therapy study in the U.K. and presented positive interim results from our first systemic administration study.”
Selected Highlights:
•	Strengthened the financial base by raising net proceeds of $18.8 million to help fund the planned Phase II program;

•	Reported interim results from a Phase I systemic administration trial in the U.K that demonstrated REOLYSIN® was well tolerated and can be delivered to and show activity in a variety of tumour types and locations in the body;

•	Expanded the clinical program with the approval and commencement of enrolment for a Phase I combination REOLYSIN®/radiation trial in the U.K. and a Phase I systemic delivery trial in the U.S.;

•	Received clearance to commence a Phase I/II recurrent malignant glioma (brain cancer) study in the U.S., while concluding enrolment in a Phase I recurrent malignant glioma clinical trial in Canada;

•	Presented promising preclinical research at two AACR conferences in the areas of immune interaction and co-therapy with existing chemotherapies and radiation;

•	Appointed Dr. Karl Mettinger to the position of Chief Medical Officer;

•	Expanded the company’s intellectual property portfolio with the issue of its first four Canadian patents and a second European patent in 2005, and a 14th U.S. patent in early 2006; and,

•	Announced in January 2006 that the U.S. National Cancer Institute is seeking proposals to conduct a Phase II systemic administration trial for patients with melanoma, and a Phase I/II systemic and intraperitoneal trial for patients with ovarian cancer.

Oncolytics Biotech Inc.
BALANCE SHEETS
As at December 31

	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents	3,511,357	12,408,516
Short-term investments	36,894,810	21,510,707
Accounts receivable	47,390	47,767
Prepaid expenses	540,368	250,365

	40,993,925	34,217,355

Capital assets	189,863	261,688

Intellectual property	5,110,538	4,997,598

Investments	—	12,000

	46,294,326	39,488,641

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,692,481	949,258

Alberta Heritage Foundation loan	150,000	150,000

Commitments and contingency

Shareholders’ equity
Share capital
Authorized: unlimited
Issued: 36,236,748 (2004 — 31,915,496)	84,341,212	66,643,325
Warrants	4,429,932	3,347,630
Contributed surplus	6,413,243	6,349,139
Deficit	(50,732,542)	(37,950,711)

	44,451,845	38,389,383

	46,294,326	39,488,641

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND DEFICIT
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

Revenue
Rights revenue	—	—	—	310,000
Interest income	783,456	699,757	313,305	3,569,196

	783,456	699,757	313,305	3,879,196

Expenses
Research and development	9,308,977	7,107,998	2,818,962	32,835,505
Operating	3,084,897	2,803,669	2,449,478	13,090,691
Stock based compensation	64,104	2,668,570	996,707	3,762,099
Foreign exchange loss	253,608	358,068	2,881	613,578
Amortization — intellectual property	786,459	686,717	594,353	3,162,791
Amortization — capital assets	69,532	65,039	69,171	355,046

	13,567,577	13,690,061	6,931,552	53,819,710

Loss before the following:	12,784,121	12,990,304	6,618,247	49,940,514

Gain on sale of BCY LifeSciences Inc.	(765)	(34,185)	(264,453)	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685	2,156,685

Loss before taxes	12,783,356	12,956,119	8,510,479	51,797,796

Capital tax (recovery)	(1,525)	—	33,552	49,746

Future income tax recovery	—	—	—	(1,115,000)

Net loss for the year	12,781,831	12,956,119	8,544,031	50,732,542

Deficit, beginning of year	37,950,711	24,994,592	16,450,561	—

Deficit, end of year	50,732,542	37,950,711	24,994,592	50,732,542

Basic and diluted loss per share	(0.39)	(0.45)	(0.35)

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
For the periods ended December 31

				Cumulative
				from inception
				on April 2,
				1998 to
				December 31,
	2005	2004	2003	2005
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(12,781,831)	(12,956,119)	(8,544,031)	(50,732,542)
Deduct non-cash items
Amortization — intellectual property	786,459	686,717	594,353	3,162,791
Amortization — capital assets	69,532	65,039	69,171	355,046
Stock based compensation	64,104	2,668,570	996,707	3,762,099
Loss on sale of Transition Therapeutics Inc.	—	—	2,156,685	2,156,685
Other non-cash items	224,508	379,895	(261,572)	(773,148)
Net changes in non-cash working capital	584,766	(69,065)	(489,051)	1,092,999

Cash used in operating activities	(11,052,462)	(9,224,963)	(5,477,738)	(40,976,070)

INVESTING ACTIVITIES
Intellectual property	(1,033,035)	(958,809)	(1,045,869)	(4,656,670)
Capital assets	(61,309)	(15,230)	(50,729)	(587,511)
Purchase of short-term investments	(22,195,253)	(6,777,179)	(18,111,608)	(47,084,040)
Redemption of short-term investments	6,656,746	3,114,000	—	9,770,746
Investment in BCY LifeSciences Inc.	7,965	133,609	450,151	464,602
Investment in Transition Therapeutics Inc.	—	—	2,552,695	2,532,343

Cash used in investing activities	(16,624,886)	(4,503,609)	(16,205,360)	(39,560,530)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	150,000
Proceeds from exercise of stock options and warrants	3,384,787	8,121,296	700,882	14,967,068
Proceeds from private placements	15,395,402	6,223,763	9,844,700	38,137,385
Proceeds from public offerings	—	9,150,902	5,459,399	30,793,504

Cash provided by financing activities	18,780,189	23,495,961	16,004,981	84,047,957

Increase (decrease) in cash and cash equivalents during the period	(8,897,159)	9,767,389	(5,678,117)	3,511,357

Cash and cash equivalents, beginning of the period	12,408,516	2,641,127	8,319,244	—

Cash and cash equivalents, end of the period	3,511,357	12,408,516	2,641,127	3,511,357

Cash interest received	993,097	459,757	187,843

Cash taxes paid (net)	—	—	1,552

To view the Notes to the Company’s Financial Statements and Management’s Discussion and Analysis, please see the Company’s 2005 Annual Filings which will be available on www.sedar.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase I/II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation. For further information about Oncolytics please visit wwww.oncolyticsbiotech.com
This press release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2006 and beyond, the Company’s planned expansion, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the ability of the technology to strengthen the core technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs and the Company’s planned expansion of such programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group
Cathy Ward	Nick Hurst
210, 1167 Kensington Cr NW	20 Toronto Street
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8
Tel: 403.670.7377	Tel: 416.815.0700 ext.226
Fax: 403.283.0858	Fax: 416.815.0080
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com
www.oncolyticsbiotech.com

The Investor Relations Group	RenMark Financial Communications
Damian McIntosh	John Boidman
11 Stone St, 3rd Floor	2080 Rene Levesque Blvd. W.
New York, NY 10004	Montreal, PQ H3H 1R6
Tel: 212.825.3210	Tel: 514.939.3989
Fax: 212.825.3229	Fax: 514.939.3717
dmcintosh@investorrelationsgroup.com	jboidman@renmarkfinancial.com